CONSENT OF VENMYN DELOITTE (formerly Venmyn Rand (Pty) Ltd)

The undersigned hereby consents to the use of our name in connection with the following, all or parts of which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) for the year ended December 31, 2013, being filed with the United States Securities and Exchange Commission:

1.	The technical report dated January 24, 2012, entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo” (the “Namoya Report”);

2.	The technical report dated March 15, 2013 entitled “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Report”);

3.	The press release of the Company dated March 27, 2014 entitled “Banro Announces a Mineral Reserve Estimate at its Namoya Gold Mine, Democratic Republic of Congo,” which included reference to the undersigned in connection with the technical information therein (the “March 2014 Press Release”); and

4.	The annual information form of the Company for the year ended December 31, 2013, which includes reference to our name in connection with information relating to the Namoya Report, the Lugushwa Report and the March 2014 Press Release.

Date: March 29, 2014

VENMYN DELOITTE

/s/ A. N. Clay
By: A.N. Clay, M.Sc. (Geol.), M.Sc. (Min.
Eng.), Dip. Bus. M. Pr Sci Nat, MSAIMM,
FAusIMM, FGSSA, MAIMA, M.Inst.D.,
AAPG, MCIMMP
Title: Managing Director